October 26, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Axonics Modulation Technologies, Inc.

          Registration Statement on Form S-1 Filed on October 5, 2018 (as amended) (SEC File No. 333-227732)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Axonics Modulation Technologies, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on October 30, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,818 copies of the Preliminary Prospectus dated October 22, 2018 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

MORGAN STANLEY & CO. LLC

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia

Name: Michael Liloia
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dirks

Name: Kalli Dirks
Title: Executive Director

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]